John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A member firm of The 1940 Act Law Group
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778    Fax: 913.660.9157
john.lively@1940actlawgroup.com

January 9, 2018

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE:   Rule 477 Request by World Funds Trust to withdraw Form N-1A with respect to the CBOE Vest Digital Coins Strategy Fund

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, the Trust hereby requests the withdrawal of Post-Effective Amendment No. 239 filed to the Trust’s Registration Statement on Form N-1A relating to a new portfolio series to be known as the CBOE Vest Digital Coins Strategy Fund as filed with the Commission on September 8, 2017 via EDGAR (accession number: 0001209286-17-000546). This request for withdrawal is being made in response to a request from the Staff.

If you have any questions regarding this request for withdrawal please contact the undersigned at (913) 660-0778 or john.lively@1940actlawgroup.com.

/s/ John H. Lively

On behalf of The Law Offices of John H. Lively & Associates, Inc.